

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 29, 2008

via U.S. mail and facsimile

Jeffrey M. Lipton, Chief Executive Officer
Nova Chemicals Corporation
1550 Coraopolis Heights Road
Moon Township, Pennsylvania, 15108

> **RE: Nova Chemicals Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 1-13064**

Dear Mr. Lipton:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Disclosure Controls and Procedures

1. You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. Therefore, management's conclusion regarding the disclosure controls and

procedures does not appear to conform to the definition contained in Exchange Act Rule 13a-15(e). Please supplementally confirm with a view toward disclosure in future filings, a conclusion consistent with the language of the Rule.

Exhibit 99.2

Note 17 – Asset Retirement Obligations, page 102

2. You disclose that your asset retirement obligation (ARO) ranges between $225 million and $250 million. Based on your disclosure it appears you relied on a third-party to estimate your ARO. In future filings please include a consent from or remove reference to the third-party. Refer to General Instructions D.9 to Form 40-F for guidance.

Exhibit 99.3

Commitments, page 51

3. In future filings, please revise your table of contractual obligations as follows:

- To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
- If material, to the extent that you are in the position of paying cash rather than receiving cash under your foreign currency swaps, commodity based derivatives and other options, swaps or futures instruments, please disclose estimates of the amounts you will be obligated to pay.
- If material, to the extent you are required or planning to fund your pension plans in the future, please present funding contributions to your plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly state the periods for which no amounts have been included in the table.

 Refer to General Instructions B.12 to Form 40-F for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. If you question regarding comment one or other legal matters please contact Jessica Kane at (202) 551-3235.

Sincerely,

Terence O'Brien
Accounting Branch Chief